                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                       ChromaVision Medical Systems, Inc.
                       ----------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   17111P 10 4
                                 --------------
                                 (CUSIP Number)

                            N. Jeffrey Klauder, Esq.
                800 The Safeguard Building, 435 Devon Park Drive
                              Wayne, PA 19087-1945
                                 (610) 293-0600
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                December 21, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (continued on following pages)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 17111P 10 4                                              Page 2 of 22


1    NAME OF REPORTING PERSON
              Safeguard Scientifics, Inc.

     S.S.  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              23-1609753

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) / /
                                                                         (b) / /
3    SEC USE ONLY

4    SOURCE OF FUNDS
              WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
              Pennsylvania

NUMBER OF           7    SOLE VOTING POWER
SHARES                            -0-
BENEFICIALLY
OWNED BY            8    SHARED VOTING POWER
EACH                              6,455,944
REPORTING
PERSON WITH         9    SOLE DISPOSITIVE POWER
                                  -0-

                    10   SHARED DISPOSITIVE POWER
                                  6,455,944

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              6,455,944

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  /x/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              32.07%

14   TYPE OF REPORTING PERSON
              CO

* Excludes an aggregate of 48,499 shares of common stock held by certain executive officers and directors of Safeguard Scientifics, Inc. and 501(c)(3) foundations, trusts and limited partnerships that are either controlled by them or over which they exercise shared voting or dispositive power. Safeguard Scientifics, Inc. disclaims beneficial ownership of such shares.

CUSIP No. 17111P 10 4                                              Page 3 of 22




1    NAME OF REPORTING PERSON
              Safeguard Delaware, Inc.

     S.S.  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              52-2081181

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) / /
                                                                         (b) / /
3    SEC USE ONLY

4    SOURCE OF FUNDS
              WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

NUMBER OF         7    SOLE VOTING POWER
SHARES                          -0-
BENEFICIALLY
OWNED BY          8    SHARED VOTING POWER
EACH                            3,017,223
REPORTING
PERSON            9    SOLE DISPOSITIVE POWER
                                -0-

                  10   SHARED DISPOSITIVE POWER
                                3,017,223

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,017,223

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              14.99%

14   TYPE OF REPORTING PERSON
              CO

CUSIP No. 17111P 10 4                                              Page 4 of 22





1    NAME OF REPORTING PERSON
              Safeguard Scientifics (Delaware), Inc.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              51-0291171

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) / /
                                                                         (b) / /
3    SEC USE ONLY

4    SOURCE OF FUNDS
              WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

NUMBER OF         7    SOLE VOTING POWER
SHARES                          -0-
BENEFICIALLY
OWNED BY          8    SHARED VOTING POWER
EACH                            3,438,721
REPORTING
PERSON            9    SOLE DISPOSITIVE POWER
                                -0-

                  10   SHARED DISPOSITIVE POWER
                                3,438,721

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              3,438,721

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              17.11%

14   TYPE OF REPORTING PERSON
              CO

CUSIP No. 17111P 10 4                                              Page 5 of 22



1    NAME OF REPORTING PERSON
              Safeguard 98 Capital, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              52-2081182

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) / /
                                                                         (b) / /
3    SEC USE ONLY

4    SOURCE OF FUNDS


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

NUMBER OF         7    SOLE VOTING POWER
SHARES                          -0-
BENEFICIALLY
OWNED BY          8    SHARED VOTING POWER
EACH                            324,612
REPORTING
PERSON            9    SOLE DISPOSITIVE POWER
                                -0-

                  10   SHARED DISPOSITIVE POWER
                                324,612

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              -0-

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              1.62%

14   TYPE OF REPORTING PERSON
              PN

The following information supplements and amends the information contained in the Schedule 13D previously filed by Safeguard Scientifics, Inc. ("Safeguard") relating to the ownership by its subsidiaries of the common stock, $0.01 par value per share, of ChromaVision Medical Systems, Inc., a Delaware corporation (the "Company") listed on the cover pages of this amendment.

ITEM 2. IDENTITY AND BACKGROUND

No change except as follows:

(a) - (c) This Schedule 13D is being filed by Safeguard, Safeguard Delaware, Inc. ("SDI"), Safeguard Scientifics (Delaware), Inc. ("SSD"), and Safeguard 98 Capital L.P. ("Safeguard 98") (collectively, the "Reporting Persons" and, individually, a "Reporting Person"). Safeguard is a leader in identifying, developing and operating premier technology companies with a focus on three sectors: software, communications, and eServices. SSD and SDI are wholly owned subsidiaries of Safeguard. SDI is the general partner of Safeguard 98, a limited partnership organized under the laws of Delaware, and has sole voting and dispositive power over the securities owned by Safeguard 98. Set forth in
Schedule I annexed hereto are the name, identity and background of each Reporting Person and set forth in Schedules II, III and IV is the information required by Item 2 of Schedule 13D about the identity and background of each Reporting Person's directors, executive officers and controlling persons, if any.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Add the following to the end of Item 3:

Pursuant to the terms of the Stock Purchase Agreement dated as of December 21, 2000, among XL Vision, Inc., Safeguard, SDI and incuVest, LLC, SDI acquired from XL Vision, Inc., for an aggregate purchase price of $779,950, 366,122 shares of common stock of the Company. The funds used in making such purchase came from the general working capital of Safeguard.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Replace the disclosure previously contained in Item 5 with the following:

The table below sets forth the aggregate number of shares and percentage of the Company's outstanding shares beneficially owned by each Reporting Person. Except as otherwise noted, each person listed has sole voting and dispositive power over all shares listed opposite its name. Any of the aforementioned persons whose names do not appear in the table below do not, to the best of each Reporting Person's knowledge, beneficially own any shares of the Company. The
Schedule 13D previously filed included in Safeguard's beneficial ownership calculation the shares of common stock of the Company owned by XL Vision, Inc. ("XL"). Safeguard disclaims beneficial ownership of the shares of common stock of the Company owned by XL except as expressly described in this Item 5.

Unless otherwise indicated in Schedule V annexed hereto, no Reporting Person or director or executive officer of a Reporting Person listed on Schedules II through IV annexed hereto has consummated any transaction in the Company's shares during the past sixty days other than as set forth herein.

                                                     Beneficial Ownership
                                                ------------------------------
                                                Number of          Percentage
                                                 Shares            of Total(1)
                                                ---------          -----------
Safeguard Scientifics, Inc. (2)                 6,455,944             32.07%
Safeguard Delaware, Inc. (3)                    3,017,223             14.99%
Safeguard Scientifics (Delaware), Inc.          3,438,721             17.11%
Safeguard 98 Capital L.P. (4)                     324,612              1.62%

(1)  Calculations based upon 20,092,466 shares outstanding.

(2) Includes the 2,652,561 shares and a warrant to purchase 40,050 shares beneficially owned by Safeguard Delaware, Inc., the 3,438,721 shares beneficially owned by Safeguard Scientifics (Delaware), Inc., and 324,612 shares that Safeguard 98 has the option to acquire upon conversion of debt of XL Vision to Safeguard 98. Safeguard is the sole stockholder of each of SDI and SSD, and SDI is the general partner of Safeguard 98 and has sole voting and dispositive power over the securities owned by Safeguard 98. Safeguard and each of SDI and SSD have reported that Safeguard, together with each of SDI and SSD, respectively, have shared voting and dispositive power with respect to the shares beneficially owned by each of SDI and SSD, respectively. Excludes an aggregate of 48,499 shares of common stock held by certain executive officers and directors of Safeguard and 501(c)(3) foundations, trusts and limited partnerships that are either controlled by them or over which they exercise shared voting or dispositive power. Safeguard disclaims beneficial ownership of such shares.

(3) Includes a warrant to purchase 40,050 shares and 324,612 shares of the Company which are owned by XL Vision and which may be acquired by Safeguard 98 upon the conversion of XL Vision debt. See Note 2.

(4) Includes 324,612 shares of the Company which are owned by XL Vision and which may be acquired by Safeguard 98 upon the conversion of XL Vision debt. See Note 2.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

In addition to the agreements previously filed as exhibits to Schedule 13D, Safeguard and SDI are parties to the Stock Purchase Agreement dated as of December 21, 2000, among XL Vision, Inc., Safeguard, SDI and incuVest, LLC, pursuant to which SDI acquired the shares set forth in Items 3 and 4 above from XL Vision, Inc.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

    EXHIBIT NO.     DESCRIPTION
    -----------     -----------
        99.1        Stock Purchase Agreement dated as of September 28, 2000
                    (incorporated by reference to Exhibit 99.1 filed with Schedule 13-D filed with the SEC on October 10, 2000)

        99.2 Registration Rights Agreement dated as of September 28, 2000 (incorporated by reference to Exhibit 99.2 filed with Schedule 13-D filed with the SEC on October 10, 2000)

        99.3 Note Purchase Agreement dated as of May 14, 1999 (incorporated by reference to Exhibit 99.3 filed with Schedule 13-D filed with the SEC on October 10, 2000)

        99.4 Purchase and Sale Agreement dated as of December 21, 2000 (filed herewith)

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this schedule is true, complete and correct.

Date:  February 12, 2001                 Safeguard Scientifics, Inc.

                                         By: /s/ N. Jeffrey Klauder
                                            -----------------------------------
                                              N. Jeffrey Klauder
                                              Executive Vice President

Date:  February 12, 2001                 Safeguard Delaware, Inc.

                                         By: /s/ N. Jeffrey Klauder
                                            -----------------------------------
                                              N. Jeffrey Klauder
                                              Vice President


Date:  February 12, 2001                 Safeguard Scientifics (Delaware), Inc.

                                         By: /s/ N. Jeffrey Klauder
                                            -----------------------------------
                                              N. Jeffrey Klauder
                                              Vice President

Date:  February 12, 2001                 Safeguard 98 Capital L.P.
                                         By: Safeguard Delaware, Inc.
                                         Its:  General Partner

                                         By: /s/ N. Jeffrey Klauder
                                            -----------------------------------
                                              N. Jeffrey Klauder
                                              Vice President

                                   SCHEDULE I

          1.   Safeguard Scientifics, Inc.

               Safeguard Scientifics, Inc., a Pennsylvania corporation ("Safeguard"), owns all of the outstanding capital stock of Safeguard Delaware, Inc., a Delaware corporation ("SDI"), and Safeguard Scientifics (Delaware), Inc., a Delaware corporation ("SSD"). Safeguard has an address at 800 The Safeguard Building, 435 Devon Park Drive, Wayne, PA 19087-1945. Safeguard is a leader in identifying, developing and operating premier technology companies with a focus on three sectors: software, communications, and eServices. See Schedule II with respect to the executive officers and directors of Safeguard as of the date of this Schedule 13D.

          2.   Safeguard Delaware, Inc.

               SDI is a wholly owned subsidiary of Safeguard. SDI is a holding company and has an office at 103 Springer Building, 3411 Silverside Road, P.O. Box 7048, Wilmington, DE 19803. SDI is the general partner of Safeguard 98 Capital L.P. ("Safeguard 98"), a Delaware limited partnership. Schedule III provides information about the executive officers and directors of SDI as of the date of this Schedule 13D.

          3.   Safeguard Scientifics (Delaware), Inc.

               SSD is a wholly owned subsidiary of Safeguard. SSD is a holding company and has an office at 103 Springer Building, 3411 Silverside Road, P.O. Box 7048, Wilmington, DE 19803. Schedule IV provides information about the executive officers and directors of SSD as of the date of this Schedule 13D.

          4.   Safeguard 98 Capital L.P.

               Safeguard 98 is a Delaware limited partnership with a principal place of business at 103 Springer Building, 3411 Silverside Road, P.O. Box 7048, Wilmington, DE 19803.

                                   SCHEDULE II
         EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD SCIENTIFICS, INC.


          Name                          Present Principal Employment                  Business Address
          ----                          ----------------------------                  ----------------
EXECUTIVE OFFICERS*

Warren V. Musser                   Chairman of the Board and Chief Executive    Safeguard Scientifics,Inc.
                                   Officer                                      800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Harry Wallaesa                     President and Chief Operating Officer        Safeguard Scientifics,Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Jerry L. Johnson                   Executive Vice President, Operations         Safeguard Scientifics,Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Gerald A. Blitstein                Executive Vice President and Chief           Safeguard Scientifics,Inc.
                                   Financial Officer                            800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

John K. Halvey                     Executive Vice President                     Safeguard Scientifics,Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

N. Jeffrey Klauder                 Executive Vice President and General         Safeguard Scientifics,Inc.
                                   Counsel                                      800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

DIRECTORS*
Vincent G. Bell Jr.                President and Chief Executive Officer,       Verus Corporation
                                   Verus Corporation                            5 Radnor Corporate Center
                                                                                Suite 520
                                                                                Radnor, PA 19087

Walter W. Buckley III              President & CEO, Internet Capital Group,     Internet Capital Group
                                   Inc.                                         435 Devon Park Drive
                                                                                Building 600
                                                                                Wayne, PA 19087

Robert A. Fox                      President, R.A.F. Industries                 R.A.F. Industries
                                                                                One Pitcairn Pl, Suite 2100
                                                                                165 Township Line Road
                                                                                Jenkintown, PA 19046-3593

Robert E. Keith Jr.                Managing Director of TL Ventures and         TL Ventures
                                   President and CEO, Technology Leaders        700 Building
                                   Management, Inc.                             435 Devon Park Drive
                                                                                Wayne, PA 19087

Michael Emmi                       Chairman, President and CEO, Systems &       Systems & Computer Technology
                                   Computer Technology Corporation              Corporation
                                                                                4 Country View Road
                                                                                Malvern, PA 19355

Jack L. Messman                    President and CEO, Cambridge Technology      Cambridge Technology Partners
                                   Partners                                     (Massachusetts)
                                                                                8 Cambridge Center
                                                                                Cambridge, MA 02142

Warren V. Musser                   (Same as above)                              (Same as above)

Russell E. Palmer                  Chairman and CEO, The Palmer Group           The Palmer Group
                                                                                3600 Market Street, Suite 530
                                                                                Philadelphia, PA 19104

John W. Poduska Sr.                Chairman of the Board, Advanced Visual       Advanced Visual Systems, Inc.
                                   Systems, Inc.                                300 Fifth Avenue
                                                                                Waltham, MA 02154

          Name                          Present Principal Employment                  Business Address
          ----                          ----------------------------                  ----------------
Heinz Schimmelbusch                President, Safeguard International Group,    Safeguard International Group
                                   Inc., Chairman, Allied Resource              Building 400
                                   Corporation, Chairman, Metallurg, Inc. and   435 Devon Park Drive
                                   Managing Director, Safeguard International   Wayne, PA 19087
                                   Fund, L.P.

Hubert J.P. Schoemaker             Chairman of the Board and CEO, Neuronyx,     Neuronyx, Inc.
                                   Inc.                                         200 Great Valley Parkway
                                                                                Malvern, PA 19355

Harry Wallaesa                     (Same as above)                              (Same as above)

Carl J. Yankowski                  President and CEO, Palm Computing, Inc.      Palm Computing, Inc.
                                                                                5400 Bayfront Plaza, MS9208
                                                                                Santa Clara, CA 95054

* All Executive Officers and Directors are U.S. citizens, except Heinz Schimmelbusch, who is a citizen of Austria, and Hubert J.P. Schoemaker, who is a citizen of the Netherlands.

                                  SCHEDULE III
          EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD DELAWARE, INC.


           Name                        Present Principal Employment                      Business Address
           ----                        ----------------------------                      ----------------
EXECUTIVE OFFICERS*
Harry Wallaesa                     President                                    Safeguard Scientifics, Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Jerry L. Johnson                   Vice President                               Safeguard Scientifics, Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Gerald A. Blitstein                Vice President and Treasurer                 Safeguard Scientifics, Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

John K. Halvey                     Vice President                               Safeguard Scientifics, Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

N. Jeffrey Klauder                 Vice President and Assistant Secretary       Safeguard Scientifics, Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

DIRECTORS*
Joseph DeSanto                     Vice President, Safeguard Scientifics, Inc.  Safeguard Scientifics, Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Tonya Zweier                       Vice President, Safeguard Scientifics, Inc.  Safeguard Scientifics, Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Mary Alice Avery                   Assistant Secretary                          103 Springer Building
                                                                                3411 Silverside Road
                                                                                Wilmington, DE 19810

*  All Executive Officers and Directors are U.S. Citizens.

                                   SCHEDULE IV
   EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD SCIENTIFICS (DELAWARE), INC.


              Name                        Present Principal Employment                      Business Address
              ----                        ----------------------------                      ----------------
EXECUTIVE OFFICERS*
Harry Wallaesa                     President                                    Safeguard Scientifics, Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Jerry L. Johnson                   Vice President                               Safeguard Scientifics, Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Gerald A. Blitstein                Vice President and Treasurer                 Safeguard Scientifics, Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

John K. Halvey                     Vice President                               Safeguard Scientifics, Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

N. Jeffrey Klauder                 Vice President and Assistant Secretary       Safeguard Scientifics, Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

DIRECTORS*
Joseph DeSanto                     Vice President, Safeguard Scientifics, Inc.  Safeguard Scientifics, Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Tonya Zweier                       Vice President, Safeguard Scientifics, Inc.  Safeguard Scientifics, Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Mary Alice Avery                   Assistant Secretary                          103 Springer Building
                                                                                3411 Silverside Road
                                                                                Wilmington, DE 19810

*  All Executive Officers and Directors are U.S. Citizens.

                                   SCHEDULE V

All of the following transactions were effected by the executive officers and directors of the Reporting Persons listed below, in brokers' transactions in the Nasdaq National Market.

Name                       Date             Type of Transaction        Shares           Price Per Share
----                       ----             -------------------        ------           ---------------
Vincent G. Bell Jr.        12/19/00         Sale                       10,000           $2.4319

                                  EXHIBIT INDEX

     EXHIBIT NO.        DESCRIPTION
     -----------        -----------
         99.1           Stock Purchase Agreement dated as of September 28, 2000
                        (incorporated by reference to Exhibit 99.1 filed with
                        Schedule 13-D filed with the SEC on October 10, 2000)

         99.2           Registration Rights Agreement dated as of September 28,
                        2000 (incorporated by reference to Exhibit 99.2 filed
                        with Schedule 13-D filed with the SEC on October 10,
                        2000)

         99.3           Note Purchase Agreement dated as of May 14, 1999
                        (incorporated by reference to Exhibit 99.3 filed with Schedule 13-D filed with the SEC on October 10, 2000)

         99.4           Purchase and Sale Agreement dated as of December 21,
                        2000 (filed herewith)